SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Canadian National Railway Company
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

136375102
(CUSIP Number)

Mr. Christopher Hohn
TCI Fund Management Limited
7 Clifford St
London W1S 2FT, United Kingdom
44 20 7440 2330 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2021
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON TCI Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,699,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,699,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,699,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 136375102	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,699,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,699,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,699,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 136375102	SCHEDULE 13D/A	Page 4 of 5 Pages

 The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 16, 2021, TCIF UK sent a letter to the Board (the “Requisition Letter”) requisitioning a special meeting of shareholders of the Issuer (the “Special Meeting”) pursuant to Section 143 of the Canada Business Corporations Act (the “CBCA”), to be held on an expedited basis and, in any event, no later than December 1, 2021, for the following purposes: (i) to approve the removal of Robert Pace, Kevin G. Lynch, James E. O’Connor and Laura Stein from the Board; (ii) to approve the removal of any person appointed to the Board after September 16, 2021 that is serving as a director of the Issuer at the time of the Special Meeting pursuant to subsection 109(1) of the CBCA; (iii) to approve the appointment of Gilbert Lamphere, Allison Landry, Rob Knight and Paul Miller (each a “Nominee,” and together the “Nominees”) to the Board; and (iv) to transact such other business as may properly be brought before the Special Meeting. The Requisition Letter further advises that in accordance with Subsection 143(3) of the CBCA the Board is obligated to call the Special Meeting for the purposes set out above within twenty-one days after receiving the Requisition Letter, and should the Board fail to do so, TCIF UK may call the Special Meeting. In addition, TCIF UK sent a presentation (the “September 16 Presentation”) to the Board setting forth its views regarding the Issuer, including its belief that it is in the best interest of the Issuer and its shareholders for the Board to replace the current Chief Executive Officer of the Issuer. A copy of the September 16 Presentation is filed herewith as Exhibit 6 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 6:	September 16 Presentation.

CUSIP No. 136375102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2021

TCI Fund Management Limited

/s/ Christopher Hohn
Name: Christopher Hohn
Title: Managing Director

/s/ Christopher Hohn
Christopher Hohn

 Exhibit 6

The Case for Board and CEO change at Canadian National September 2021

Canadian National Jan 2021 – June 2021: Senior Advisor to the Chairman, Union Pacific Jan 2019 – Jan 2021: Chief Operating Officer, Union Pacific 2013 – 2016: Chief Operating Officer and Executive Vice - President Canadian National 1977 – 2013: Worked in various roles at Canadian National including Conductor, Engineer, SVP Eastern Region, SVP Western Region and SVP Southern Region. Having run all three sections of Canadian National’s network (East, West, Southern) Jim knows the network intimately and is uniquely qualified to run CN Extensive experience in successfully leading the implementation of PSR Served as a Director on various boards including TTX Company, Belt Railway and TRRA Railroad. - 2 - Jim Vena has a proven track record as an exceptional operator Jim Vena is uniquely qualified to be the CEO of Canadian National

Canadian National 63.6 63.5 62.9 63.4 61.9 58.2 55.9 59.8 61.5 61.7 61.9 52 54 56 58 60 62 64 66 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Operating Ratio (%) CN Operating Ratio, 2012 - 2020 - 3 - Jim Vena’s positive impact on CN’s performance is clear Feb 2013 - June 2016: Jim Vena is COO at CN Operating Ratio declined 700bps from 2012 - 2016 June 2016: Jim Vena departs CN and Luc Jobin is named CEO March 2018: Mr. Jobin departs CN and JJ Ruest appointed CEO

Canadian National - 4 - Source: TCI analysis Under current leadership, Canadian National has been failing to meet its objectives “We're not running the company for the OR, we’re running the company for EPS growth, operating income, free cash flow” Jean - Jacques Ruest , CEO, Q2 2021 earnings conference call C $ Q2 2018 Q2 2021 Change Operating income 1,519m 1,382m - 9% EPS 1.51 1.49 - 1% Free cash flow 820m 741m - 11% Operating ratio 58.2 61.6 340bps Mr. Ruest was appointed CEO in July 2018, after having served as Interim CEO since March 2018

Canadian National - 0.2% 2.8% 3.4% 3.9% 6.0% 7.6% 8.3% -1 0 1 2 3 4 5 6 7 8 9 CN UNP NSC BNSF KSU CSX CP Growth (%) Growth in Operating Profit, 2016 - 2020 - 5 - Source: TCI analysis of publicly traded companies Since Jim Vena retired, CN is the only railroad that has not grown its operating profit Jim Vena retired from Canadian National in June 2016

Canadian National - 6 - Source: TCI analysis from public sources of six public Class 1 railroads CN has gone from having the best operating ratio of the public Class 1 rails to the worst 2017 Rank CN 59.8% Best CP 62.3% 2nd UNP 62.8% 3rd KSU 64.3% 4th CSX 67.2% 5th NSC 68.6% Worst Q2 2021 Rank UNP 55.1% Best CP 55.3% 2nd CSX 65.7% 3rd NSC 60.3% 4th KSU 61.4% 5th CN 61.6% Worst

Canadian National 603 - 358 - 420 - 426 - 481 - 506 - 1,180 -1400 -1200 -1000 -800 -600 -400 -200 0 200 400 600 800 CN BNSF KSU CP NSC UNP CSX Change (bps) Change in Operating Ratio, 2016 - 2020 - 7 - Source: TCI analysis from public sources Since Jim Vena retired, CN’s Operating Ratio has risen significantly Jim Vena retired from Canadian National in June 2016

Canadian National 1.4% 7.6% 10.4% 13.1% 14.9% 15.8% 0 2 4 6 8 10 12 14 16 18 CN CP KSU CSX UNP NSC Change (%) Change in Revenue/RTM, Q1 2016 – Q1 2021 - 8 - RTM: revenue ton miles Source: TCI analysis from public sources CN has a pricing problem

Canadian National - 9 - RTM: revenue ton miles Source: TCI analysis from public sources … and an expense problem 18.4% 6.9% 6.4% 6.1% 3.1% 3.0% - 9.4% -15 -10 -5 0 5 10 15 20 CN NSC BNSF KSU UNP CP CSX Change (%) Change in Expenses/RTM, 2016 - 2020

Canadian National 19.5% 3.6% 3.0% 2.4% 0.4% - 3.9% - 18.2% -30 -20 -10 0 10 20 30 CN KSU CP BNSF NSC UNP CSX Change (%) Labour /RTM, 2016 - 2020 - 10 - RTM: revenue ton miles Source: TCI analysis CN has underperformed on every expense metric 2.0% 2.9% 0.9% - 1.1% - 11.0% - 12.9% - 13.8% -15 -10 -5 0 5 CN CP UNP BNSF NSC KSU CSX Change (%) Fuel/RTM, 2016 - 2020 7.2% 13.8% - 7.4% - 12.0% - 12.3% - 26.5% - 28.1% -40 -30 -20 -10 0 10 20 CN NSC BNSF UNP CSX CP KSU Change (%) Equipment Rents/RTM, 2016 - 2020 26.6% 23.2% 8.9% 8.2% 6.4% 4.4% - 12.8% -20 -10 0 10 20 30 CN KSU NSC BNSF UNP CP CSX Change (%) Purchased Services/RTM, 2016 - 2020

Canadian National 16.4% 15.9% 15.7% 15.1% 13.4% 12 12.5 13 13.5 14 14.5 15 15.5 16 16.5 17 2016 2017 2018 2019 2020 ROIC (%) ROIC, 2016 - 2020 - 11 - Source: CN company reports CN’s ROIC has been falling ROIC is a key metric used to determine the CEO’s incentive compensation

Canadian National - 12 - Despite this underperformance, Mr. Ruest’s compensation has risen significantly The targets for the CEO’s incentive compensation are too low and easily achievable 2018 2019 2020 JJ Ruest’s Total Compensation $8,485,415 $8,940,547 $10,813,235 % Increase YOY 5% 21%

Canadian National ; Executive bonus payouts are currently based on: Annual Incentive Bonus Plan (35% Revenues, 35% Operating Income, 30% Free Cash Flow) Performance Share Units (60% ROIC, 40% TSR (o/w 50% S&P/TSX 60 and 50% Selected Class 1 railroads) Stock Options (benchmarking, individual performance, leadership and talent retention) − The hurdles are too low and easily achievable − The operating ratio should be included as a metric because it is a key indication that the network is being run efficiently, that service is good and that the company is well - positioned to win new business, take freight off the highways and grow volumes - 13 - Management performance targets Targets should be challenging

Canadian National CN has seen a large number of high - quality operators and leaders leave the company: Keith Creel Jim Vena Jim Foote Sameh Fahmy Ed Harris Jamie Boychuck Michael Cory - 14 - Brain drain leaves CN light on operational management An inability to retain talent is a key sign of weak leadership and culture

Canadian National - 15 - Source: TCI analysis Strong operational leadership can quickly make a difference to performance CP 2011 2014 Change EBIT 967 2,339 142% OR 81.3% 64.7% - 1,660bps EPS 3.34 8.50 154% CSX 2016 2019 Change EBIT 3,389 4,972 47% OR 69.4% 58.4% - 1,100bps EPS 1.81 4.17 130% Hunter Harrison and Keith Creel quickly turned around Canadian Pacific Hunter Harrison and Jim Foote quickly turned around CSX

Canadian National These results at Union Pacific were achieved in the face of a significant industrial recession that caused a 7% cumulative decline in volumes: - 16 - Jim Vena improved operations and financial results at Union Pacific quickly Union Pacific 2018 2021e Change EBIT 8,517 9,500 12% OR 62.7% 56.0% - 670bps EPS 7.91 10.00 26% Source: TCI analysis Jim Vena joined Union Pacific in January 2019

Canadian National 121 136 140 100 110 120 130 140 150 2Q18 2Q20 2Q21 GTMs per Horsepower Day Locomotive Productivity - 17 - Source: TCI analysis, Union Pacific Q2 2021 results presentation Union Pacific’s operations improved significantly under Jim Vena 866 868 1,060 0 200 400 600 800 1,000 1,200 2Q19 2Q20 2Q21 Daily Miles per Full - Time Equivalent Workforce Productivity 8,664 9,410 8,000 8,250 8,500 8,750 9,000 9,250 9,500 2Q20 3Q20 4Q20 1Q21 2Q21 Max on Route (Feet) Train Length Quarterly Drivers Efficient locomotive fleet Leveraged workforce with volume Optimising transportation plans

Canadian National - 18 - Source: TCI analysis With Jim Vena, Union Pacific significantly outperformed CN 13% - 1% -2 0 2 4 6 8 10 12 14 UNP CN Change (%) Change in GTMs per employee 2018 - 2020

Canadian National - 19 - Locomotive Productivity measured in GTMs per horsepower day Source: TCI analysis UNP vs CN: Change in Locomotive Productivity 29% - 6% -10 -5 0 5 10 15 20 25 30 35 UNP CN Change (%) Change in Locomotive Productivity 2018 - 2020

Canadian National - 20 - Terminal Dwell time is measured in Hours Source: TCI analysis UNP vs CN: Change in Average Terminal Dwell Time - 24% 4% -30 -25 -20 -15 -10 -5 0 5 10 UNP CN Change (%) Change in Average Terminal Dwell Time 2018 - 2020

Canadian National - 21 - Freight Car Velocity is measured in daily miles per car Source: TCI analysis UNP vs CN: Change in Freight Car Velocity 12% 0% 0 2 4 6 8 10 12 14 UNP CN Change (%) Change in Freight Car Velocity 2018 - 2020

Canadian National - 22 - Source: TCI analysis Jim Vena succeeded in reducing UNP’s OR by 650bps in two and a half years 61.6 55.1 50 52 54 56 58 60 62 64 Q4 2018 Q2 2021 Operating Ratio % Change in Operating Ratio Q4 2018 – Q2 2021 - 650bps

Canadian National - 23 - Rebuilding the CN precision railroad for 2022 and beyond CN’s cost structure, service and growth can quickly return to the best in the industry Fix the Culture Lead, mentor, coach, motivate and develop the workforce to create a culture of service and operational excellence The result Safety: A well - run, well - scheduled and reliable network, where everybody knows exactly what’s happening and when, will result in much improved safety outcomes The network: A high service, asset lean, low cost, low carbon, safe service plan with the team to execute and grow the business Optimize the Network • Optimize the network for service and efficiency; create balance and maximize flow • Relentlessly measure and analyze the results • Only onboard business that fits the network schedule and service plan • Marketing and operations must be in constant synch • Focus on on - time departure and trip plan compliance to maximize customer experience and satisfaction

Canadian National − Invest in technology to make the railroad safer and more efficient − Invest in data capture from locomotives and integrate with wayside data to reduce repair and maintenance costs − Continue to invest in automated track inspection − Increase the use of automated train inspection portals to reduce equipment failure and network congestion − Continue to improve locomotive fuel efficiency − Cooperate with other Class 1 railroads on alternative low - carbon locomotive technology − Aim to create a low carbon railroad to win business from trucks, relieve highway congestion, grow volumes and reduce CO2 emissions - 24 - CN will continue to invest in technology and automation CN will be committed to maintaining its leadership position in technology and environmental initiatives

Canadian National - 25 - The CN Board lacks railroad operational experience Director Experience Bob Pace (Board member since 1994 ) CN Board Chair, President and CEO of The Pace Group JJ Ruest (Board member since 2018 ) CN CEO, marketing background Laura Stein (Board member since 2014 ) General Counsel of Mondelez International James O’Connor (Board member since 2011 ) Retired, former CEO of Republic Services Robert Phillips (Board member since 2014 ) Corporate lawyer Kevin Lynch (Board member since 2014 ) Retired, Vice - chairman of BMO Financial Group, 33 year career with the Government of Canada Shauneen Bruder (Board member since 2017 ) Retired banker Julie Godin (Board member since 2017 ) Co - chair of CGI, an IT consulting company Margaret McKenzie (Board member since 2020 ) Corporate Director, career in the energy industry Denise Gray (Board member since 2021 ) President, LG Energy, a Korean battery manufacturer Justin Howell (Board member since 2021 ) Investment Management

Canadian National - 26 - TCI’s Board nominees have extensive railroad experience and expertise Director Experience Gilbert Lamphere One of the most experienced railroad executives in North America, extensive board experience at North American railroad companies Rob Knight 40 year career at Union Pacific, 15 years as CFO Paul Miller 33 years operational experience at CN, expert in transportation, logistics, safety management and regulatory affairs Allison Landry 16 years as a highly rated Railroad and Transportation analyst at Credit Suisse, director of XPO Logistics

Canadian National - 27 - CN Board members have been very well remunerated Director Value of CN Common shares and DSUs owned JJ Ruest (Board member since 2018 ) $50,535,180 Bob Pace (Board member since 1994 ) $48,031,466 The Hon Denis Losier (departed 2021 ) $41,598,822 Maureen Kempston Darkes (departed 2021 ) $27,780,750 Donald Carty (departed 2021 ) $14,528,003 Edith Holiday (departed 2021 ) $14,132,249 Ambassador Gordon Giffin (departed 2021 ) $13,654,198 James O’Connor (Board member since 2011 ) $5,207,739 Robert Phillips (Board member since 2014 ) $4,696,825 Laura Stein (Board member since 2014 ) $4,413,865 The Hon Kevin Lynch (Board member since 2014 ) $4,243,145 Shauneen Bruder (Board member since 2017 ) $2,279,791 Julie Godin (Board member since 2017 ) $2,252,565

Canadian National - 28 - CN Term Limits for Board Chair 5 years, max of 8 years subject to board discretion Bob Pace (Board Chair since 2014 ) 7 years (approaching limit) CN Term Limits for Board Members 14 years Bob Pace (Board member since 1994 ) 27 years (exceeded limit) CN Age Limits for Board Members 72 James O’Connor (Board member since 2011 ) 71 (approaching limit) Kevin Lynch (Board member since 2014 ) 70 (approaching limit) Robert Phillips (Board member since 2014 ) 70 (approaching limit) *Source: CN Corporate Governance Manual updated on April 27, 2021 Several CN Board members are approaching, or have already exceeded, CN’s own limits*

Canadian National − The Board does not have the right railroad operational experience or expertise − The Board has not held the CEO accountable for the deterioration in CN’s relative financial performance, and also sanctioned the failed bid for KCS which diverted management’s focus away from the core business − TCI’s four nominees are high - quality, well - qualified individuals who have considerable operational and analytical experience in the railroad industry and will bring more balance and diversity to the Board − Mr. Ruest has a marketing background. The next CEO should have significant operational experience − The Board should select a new CEO; Jim Vena is the outstanding candidate − Improving CN’s operations, efficiency and service will enable and enhance sustainable volume growth - 29 - Conclusion With Jim Vena as CEO, CN will be the most efficient and fastest growing railroad in the industry

Disclaimers - 30 - Information in Support of Public Broadcast Solicitation The information contained in this presentation does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable corporate and securities laws. Although CIFF Capital UK LP and The Children’s Investment Master Fund, acting by their investment manager TCI Fund Management Limited (together, “TCI”) have requisitioned a meeting (the “Special Meeting”) of shareholders of Canadian National Railway Company ("CN" or the "Company") for the purpose of refreshing the current Board of Directors (the “Board”) of CN by adding four nominees , there is currently no record or meeting date and shareholders are not being asked at this time to execute a proxy in favour of TCI’s nominees for election to the Board or any other resolutions set forth in the requisition. In connection with the Special Meeting, TCI may file an information circular in due course in compliance with applicable corporate and securities laws. Notwithstanding the foregoing, TCI is voluntarily providing the disclosure required under sections 9.2(4) and 9.2(6) of National Instrument 51 - 102 – Continuous Disclosure Obligations in accordance with corporate and securities laws applicable to public broadcast solicitations. This presentation and any solicitation made by TCI in advance of the Special Meeting is, or will be, as applicable, made by TCI and not by or on behalf of the management of CN. All costs incurred for any solicitation will be borne by TCI, provided that, subject to applicable law, TCI may seek reimbursement from CN of TCI's out - of - pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the Board.

Disclaimers - 31 - TCI is not soliciting proxies in connection with the Special Meeting at this time, and shareholders are not being asked at this time to execute proxies in favour of TCI’s nominees (in respect of the Special Meeting) or any other resolution set forth in the requisition. Proxies may be solicited by TCI pursuant to an information circular sent to shareholders after which solicitations may be made by or on behalf of TCI, by mail, telephone, fax, email or other electronic means as well as by newspaper or other media advertising, and in person by directors, officers and employees of TCI, who will not be specifically remunerated therefor. TCI may also solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, conveyed by way of public broadcast, including through press releases, speeches or publications, and by any other manner permitted under applicable Canadian laws. TCI may engage the services of one or more agents and authorize other persons to assist in soliciting proxies on behalf of TCI. TCI has retained Kingsdale Advisors (" Kingsdale ") as its strategic advisor and to assist TCI in soliciting shareholders should TCI commence a formal solicitation of proxies. Kingsdale's responsibilities will principally include advising TCI on governance best practices, where applicable, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, and advising with respect to meeting and proxy protocol. TCI is not requesting that CN shareholders submit a proxy at this time. Once TCI has commenced a formal solicitation of proxies in connection with the Special Meeting, proxies may be revoked by depositing an instrument or act in writing executed or, in Quebec, signed by the shareholder or by the shareholder’s personal representative authorized in writing (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Special Meeting, or an adjournment thereof, at which the proxy is to be used, or (ii) with the chairman of the Special Meeting on the day of the Special Meeting or an adjournment thereof, or in any other manner permitted by law.

Disclaimers - 32 - CN's registered office address is 935, rue de La Gauchetière ouest , Montréal, Québec, Canada, H3B 4M9. A copy of TCI’s news release dated September 13, 2021 containing the information required by Form 51 - 102F5 Information Circular in respect of each of TCI’s nominees may be obtained on CN's SEDAR profile at www.sedar.com . Based on information provided by each respective nominee, none of TCI’s nominees or their respective associates or affiliates has: (a) any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries; or (b) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Special Meeting, other than the removal of certain incumbent directors and the election of directors to fill the vacancies created by such removals. None of TCI or any directors or officers of TCI, or any associates or affiliates of any of the foregoing, has: (a) any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries; or (b) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Special Meeting, other than the removal of certain incumbent directors and the election of directors to fill the vacancies created by such removals.

Disclaimers - 33 - This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in this presentation represent the opinions of TCI and are based on publicly available information with respect to Canadian National and the other companies referred to herein. Certain financial information and data used herein have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third - party reports. TCI has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties, nor has it paid for any such statements. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation, warranty or undertaking, express or implied, is given as to the accuracy or completeness of the information or opinions contained in this document by any of the TCI Group, its directors, partners or employees and no liability is accepted by such persons for the accuracy or completeness of any such information or opinions. TCI reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. TCI disclaims any obligation to update the data, information or opinions contained in this presentation. This document does not constitute or form part of any offer to issue or sell, or any solicitation of an offer to subscribe or purchase, any investment nor shall it or the fact of its distribution form the basis of, or be relied on, in connection with any contract therefor. TCI Fund Management Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority. TCI Fund Management Limited, 7 Clifford Street, London W1S 2FT, UK